UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2025

SHARED CAPITAL COOPERATIVE

(Exact name of issuer as specified in its charter)

Minnesota	41-1621896
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2388 University Ave W, Suite 300, St. Paul, Minnesota 55114

(Full mailing address of principal executive)

612-767-2100

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the financial statements and related notes included in this report, as well as the section titled “Description of Business” in the Company’s offering statement on Form 1-A.

This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those expressed or implied. Factors that could cause such differences include those described in the “Risk Factors” section of the Company’s Form 1-A and other filings.

Results of Operations

Total revenue for the six months ended June 30, 2025 was approximately $1.97 million, compared to $1.01 million for the same period in 2024. The increase was primarily attributable to higher grant and contribution revenue, which totaled approximately $1.15 million in 2025 compared to $0.16 million in 2024.

Interest income from loans decreased to approximately $671,000 for the six months ended June 30, 2025, compared to $727,000 in the prior-year period. This decrease reflects changes in the size and composition of the loan portfolio during the period. Loan fee income increased to approximately $87,000 from approximately $31,000 in the prior-year period.

Total expenses for the six months ended June 30, 2025 were approximately $2.06 million, compared to $1.54 million for the same period in 2024. The increase in expenses was primarily due to higher contributions expense and increased personnel and operating costs.

The provision for loan losses resulted in a reduction of expense of approximately $73,000 in 2025, compared to a provision expense of approximately $325,000 in 2024. This change reflects adjustments to the allowance for loan losses based on portfolio performance and management’s estimates.

Net loss for the six months ended June 30, 2025 was approximately $132,000, compared to a net loss of approximately $541,000 for the same period in 2024.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash of approximately $1.38 million, compared to $3.67 million as of December 31, 2024. The decrease in cash during the period was primarily attributable to net cash used in operating activities of approximately $2.13 million and net cash used in financing activities of approximately $1.52 million, partially offset by net cash provided by investing activities of approximately $1.35 million.

Net cash used in operating activities was primarily driven by changes in working capital accounts, including a significant decrease in deferred revenue, as well as the timing of grant receipts and expenditures. The decrease in deferred revenue reflects the Company’s disbursement of the remaining funds for the Commons Land Community project whereby Shared Capital served as fiscal sponsor – the Company previously received grant funding from the Bush Foundation for this project, so the Company simultaneously recognized grant income and an equal contribution expense. Operating cash flows were also affected by changes in accounts receivable, prepaid expenses, and accrued interest receivable.

Investing activities during the period included proceeds from notes receivable of approximately $3.94 million and the issuance of new loans of approximately $2.74 million. These activities reflect ongoing lending operations and portfolio management. Shared Capital also redeemed a certificate of deposit for $311,535. Another certificate of deposit remains at June 30, 2025 with a balance of $724,245.

Shared Capital acquired real estate valued at approximately $124,000 during the period through a Deed in Lieu of Foreclosure. The property has since been sold and Shared Capital realized a small gain on the sale. This asset was included on the balance sheet during the period.

Financing activities included repayments on long-term debt and the reduction of the Company’s line of credit balance. The Company also received proceeds from the issuance of equity securities during the period.

The Company funds its operations and lending activities through a combination of operating cash flows, debt financing, equity investments, and grants and contributions from governmental and philanthropic sources. The availability and timing of these funding sources may vary and are subject to factors outside the Company’s control, including market conditions and the availability of grant funding.

The Company’s ability to meet its obligations depends on its operating performance, access to external financing, and continued receipt of grant funding. There can be no assurance that additional funding will be available on acceptable terms or at all.

Portfolio Risk and Loan Losses

The Company maintains an allowance for loan losses based on management’s evaluation of the loan portfolio, historical performance, and current economic conditions. Changes in the allowance are reflected in the provision for loan losses.

The loan portfolio is subject to risks associated with borrower performance, economic conditions, and industry-specific factors. Adverse changes in these conditions could result in increased delinquencies or loan losses.

Trends and Uncertainties

The Company’s financial condition and results of operations may be affected by:

●	Changes in demand for lending to cooperative enterprises,

●	Availability and timing of grant funding,

●	Interest rate fluctuations, and

●	Broader economic conditions affecting borrowers.

The Company may experience variability in revenue and operating results from period to period due to the timing of grant income, lending activity, and funding availability.

There has been an increase in cooperative development efforts in rural and urban communities across the country, which may affect demand for financing.

Item 2. Other Information

n/a

Item 3. Financial Statements

Shared Capital Cooperative

Balance Sheets

June 30, 2025 and December 31, 2024

	30-Jun	31-Dec
	2025	2024
ASSETS
CURRENT ASSETS
Cash	1,383,919	3,673,225
Certificates of Deposit	724,245	1,013,448
Accounts Receivable	55,435	28,781
Prepaid Expenses	132,763	69,837
Accrued Interest Receivable	246,708	207,017
Current Portion of Notes Receivable	5,748,504	6,207,259
Total Current Assets	8,291,574	11,199,567

Property and Equipment - Net	8,516	4,056
Intangible Assets - Net	3,879	5,209
Real Estate Asset	124,080	-

OTHER ASSETS
Security Deposit	3,000	3,000
Equity in Other Cooperatives	337,459	337,459
Deposit in Other Cooperatives	10,075	10,075
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	14,281,127	14,941,305
Right of Use Asset	79,106	96,774
Deferred Taxes	11,000	11,000

Total Assets	23,149,815	26,608,445

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	71,700	11,918
Accrued Expenses	41,705	34,060
Patronage Dividend Payable	23,363	23,363
Deferred Revenue	66,113	1,806,921
Funds Held for Others	396,781	406,868
Income Taxes Payable	-	80,182
Current Portion of Accrued Interest Payable	43,998	43,163
Current Portion of Operating Lease Liabilities	29,279	35,518
Line of Credit	-	1,000,000
Current Portion of Long-Term Debt	3,050,900	3,148,737
Total Current Liabilities	3,723,839	6,590,730

LONG-TERM LIABILITIES
Operating Lease Liabilities Net of Current Portion	51,758	62,788
Accrued Interest Payable Net of Current Portion	307,989	339,219
Long-Term Debt Net of Current Portion and Loan Costs	13,164,356	13,610,785

Total Liabilities	17,247,942	20,603,522

EQUITY
Preferred Stock, $10 Par Value, 10,000,000 Shares Authorized, 535,764 and 516,196 shared issued and outstanding	5,357,644	5,161,958
Common Stock - Voting, $10 Par Value, 10,000 Shares Authorized, 481 and 474 shared issued and outstanding	4,810	4,740
Common Stock - Nonvoting, $10 Par Value, 10,000,000 Shares Authorized, 155,643 and 155,645 shared issued and outstanding	1,558,426	1,556,451
Additional Paid-In Capital	749,312	722,732
Retained Patronage	188,954	188,954
Accumulated Deficit	(1,957,273)	(1,629,912)

Total Equity	5,901,873	6,004,923

Total Liabilities and Equity	23,149,815	26,608,445

Shared Capital Cooperative

Income Statements - Unaudited

For 6 Months Ending June 30, 2025 and 2024

	30-June	30-Jun
	2025	2024
REVENUE
Interest Income - Loans	671,369	727,282
Interest Income - Cash Accounts	40,307	15,225
Loan Fees	87,300	31,199
Loan Recovery Income	3,177	4,626
Grants and Contributions	1,153,455	157,498
Consulting Income	200	45,576
Other	9,538	33,553

Total Revenue	1,965,346	1,014,959

EXPENSES
Provision for Loan Losses	(73,144)	325,382
Personnel	691,708	567,987
Outside Services	139,818	114,014
Interest	205,803	208,808
Contributions	862,343	135,026
Professional Services	74,481	66,561
Advertising	23,861	19,671
Occupancy	34,328	32,147
Office Supplies	35,324	11,673
Depreciation and Amortization	4,196	6,972
Seminars, Travel, Training	41,920	37,009
Fees	4,023	3,729
Dues	7,350	8,517
Board Expense	7,175	-

Total Expenses	2,059,186	1,537,496

Net Income Before Income Taxes and Patronage Dividend	(93,840)	(522,537)

Provision for Income Taxes	(33,868)	(18,870)
Property Taxes	(3,964)	-

Net Income	(131,672)	(541,407)

Shared Capital Cooperative

Cash Flows – Unaudited

For the 6 Months Ended June 30, 2025 and 2024

	30-June	30-Jun
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	(131,672)	(541,407)
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	4,196	5,642
Change in Loan Loss Allowance	(77,374)	325,383
Amortization of Loan Costs	-	1,330
Amortization of Operating Lease Right-of-Use Asset	17,669	17,349
Forgiveness of Notes Payable	-	-
Deferred Taxes	-	2,000
(Increase) Decrease in Assets
Accounts Receivable	(26,654)	(3,013)
Prepaid Expenses	(62,926)	(3,254)
Accrued Interest Receivable	(39,691)	(49,224)
Equity Investments in Other Cooperatives (Net)	-	-
Membership Equity in Other Cooperatives	-	-
Increase (Decrease) in Liabilities
Accounts Payable	59,780	(455,358)
Accrued Expenses	4,645	(262)
Deferred Revenue	(1,740,809)	(156,219)
Operating Lease Liabilities	(17,269)	(16,950)
Funds Held for Others	(7,086)	33,072
Income Taxes Payable	(80,182)	(2,510)
Accrued Interest Payable	(30,395)	(2,228)

Net Cash Flows from Operating Activities	(2,127,769)	(845,649)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemptions of Certificates of Deposit	311,535	-
Interest Retained in Certificates of Deposit	(22,332)
Proceeds from Notes Receivable	3,938,952	2,591,391
Purchases of Property and Equipment	(131,405)	-
Issuance of Notes Receivable	(2,742,645)	(2,206,112)
Purchases of Mission Equity Investments	-	(24,480)

Net Cash Flows from Investing Activities	1,354,104	360,799

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments to Line of Credit	(1,000,000)	(1,000,000)
Issuance of Long-Term Debt	180,540	829,467
Payments on Long-Term Debt	(728,257)	(174,538)
Payments of Debt Issuance Costs	3,451	372
Purchases of Common Stock	28,625	10,200
Redemptions of Common Stock	-	-
Purchases of Preferred Stock	-	930,000
Patronage Dividend Retained	-	-
Redemptions of Retained Patronage	-	-

Net Cash Flows from Financing Activities	(1,515,641)	595,501

Net Change in Cash	(2,289,306)	110,651

Cash at Beginning of Year	3,673,225	2,908,090

Cash at End of Period	1,383,919	3,018,741

Shared Capital Cooperative

Changes in Stockholder Equity - Unaudited

6 Months Ended June 30, 2025 and 2024

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2023	3,931,085	4,640	1,556,451	682,068	98,525	(1,576,495)	4,696,274

Purchases	930,000	70	-	10,130	-	-	940,200
Redemptions	-	-	-	-	-	-	-
Stock Converted	-	-	-	-	-	-	-
Preferred Stock Dividend	164,758	-	-	-	-	(164,758)	-
Patronage Dividend	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(541,407)	(541,407)

Balance June 30, 2024	5,025,843	4,710	1,556,451	692,198	98,525	(2,282,660)	5,095,067

Balance December 31, 2024	5,161,967	4,740	1,556,451	722,732	188,954	(1,629,912)	6,004,922

Purchases		70	1,975	26,580			28,625
Redemptions	-	-	-	-	-	-	-
Stock Converted	-	-	-	-	-	-	-
Preferred Stock Dividend	195,687	-	-	-	-	(195,687)	-
Patronage Dividend	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(131,672)	(131,672)

Balance June 30, 2025	5,357,644	4,810	1,558,426	749,312	188,954	(1,957,273)	5,901,873

Notes to Interim Financial Statements

Note 1 – Basis of Presentation

The accompanying financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information.

In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented have been included. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year.

These interim financial statements should be read in conjunction with the audited financial statements and related notes included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024.

Note 2 – Loans Receivable and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, net of an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense and is based on management’s evaluation of the loan portfolio, including historical loss experience, current economic conditions, and specific risks related to individual borrowers.

During the six months ended June 30, 2025, the Company recorded a reduction in the provision for loan losses, reflecting changes in the estimated collectability of the loan portfolio.

Note 3 – Revenue Recognition

The Company recognizes revenue from interest on loans, fees, and other sources in accordance with applicable accounting standards.

Grant and contribution revenue is recognized when conditions on which they depend are substantially met. Amounts received in advance of meeting such conditions are recorded as deferred revenue and recognized as revenue when the conditions are satisfied.

During the six months ended June 30, 2025, the Company recognized a significant amount of grant revenue related to previously awarded funding, including amounts associated with projects for which the Company serves in a fiscal sponsorship capacity. The recognition of such revenue corresponded with the incurrence of related expenses.

Note 4 – Deferred Revenue

Deferred revenue represents grant funds received in advance of meeting the related conditions or incurring the associated expenses.

During the six months ended June 30, 2025, deferred revenue decreased significantly as the Company recognized revenue associated with previously received grant funding, including funds related to the Commons Land Community project.

Note 5 – Debt and Line of Credit

The Company maintains various debt agreements and a line of credit to support its lending and operational activities.

During the six months ended June 30, 2025, the Company reduced its outstanding line of credit balance to zero. The Company continues to service its long-term debt obligations in accordance with the terms of those agreements.

Note 6 – Equity

The Company has multiple classes of equity, including preferred stock and common stock (voting and nonvoting), as well as additional paid-in capital and retained patronage.

During the six months ended June 30, 2025, the Company issued additional equity securities and recorded preferred stock dividends in accordance with its governing documents. Changes in equity are reflected in the Statement of Changes in Stockholders’ Equity.

Note 7 – Real Estate Asset

During the six months ended June 30, 2025, the Company acquired real estate of approximately $124,000 through a deed in lieu of foreclosure. The property was subsequently sold, and a gain was recognized. The asset was included in the balance sheet during the period.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through May 1, 2026, the date these financial statements were available to be issued. Other than the disposition of the real estate asset described in Note 7, no other events have occurred that would require adjustment to or disclosure in these financial statements.

Item 4. Exhibits

n/a

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	May 4, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	May 4, 2026

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	May 4, 2026

Signature	/s/ holly jo sparks
Name	holly jo sparks
Title	Vice President and Director
Date	May 4, 2026